CUSIP No. 300867


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                           Exchange Applications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     300867
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Deven Parekh
                      Insight Venture Associates IV, L.L.C.
                                680 Fifth Avenue
                            New York, New York 10022
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 1, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]   Rule 13d-1(b)

          [X]   Rule 13d-1(c)

          [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No. 300867
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Insight Capital Partners IV, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) X

        (b)
--------------------------------------------------------------------------------
  3.    SEC Use Only

--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Insight Capital Partners IV, L.P. is organized
        under the laws of the State of Delaware
--------------------------------------------------------------------------------
                   5.    Sole Voting Power

  Number of              6,310,785 shares of Common Stock
                  --------------------------------------------------------------
   Shares          6.    Shared Voting Power

 Beneficially            0 shares of Common Stock
                  --------------------------------------------------------------
 Owned by Each     7.    Sole Dispositive Power

   Reporting             6,310,785 shares of Common Stock
                  --------------------------------------------------------------
  Person With      8.    Shared Dispositive Power

                         0 shares of Common Stock
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        6,310,785 shares of Common Stock
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)

--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (11)

        15.0%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP No. 300867
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Insight Capital Partners (Cayman) IV, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) X

        (b)
--------------------------------------------------------------------------------
  3.    SEC Use Only

--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Insight Capital Partners (Cayman) IV, L.P. is organized
        under the laws of the Cayman Islands
--------------------------------------------------------------------------------
                   5.    Sole Voting Power

  Number of              867,392 shares of common Stock
                  --------------------------------------------------------------
   Shares          6.    Shared Voting Power

 Beneficially            0 shares of Common Stock
                  --------------------------------------------------------------
 Owned by Each     7.    Sole Dispositive Power

   Reporting             867,392 shares of Common Stock
                  --------------------------------------------------------------
  Person With      8.    Shared Dispositive Power

                         0 shares of Common Stock
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        867,392 shares of Common Stock
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        2.1%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP No. 300867
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Insight Capital Partners IV (Fund B), L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) X

        (b)
--------------------------------------------------------------------------------
  3.    SEC Use Only

--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Insight Capital Partners IV (Fund B), L.P. is organized
        under the laws of the State of Delaware
--------------------------------------------------------------------------------
                   5.    Sole Voting Power

  Number of              999,008 shares of common Stock
                  --------------------------------------------------------------
   Shares          6.    Shared Voting Power

 Beneficially            0 shares of Common Stock
                  --------------------------------------------------------------
 Owned by Each     7.    Sole Dispositive Power

   Reporting             999,008 shares of Common Stock
                  --------------------------------------------------------------
  Person With      8.    Shared Dispositive Power

                         0 shares of Common Stock
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        999,008 shares of Common Stock
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)

--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (11)

        2.4%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------


      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No. 300867
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Insight Capital Partners IV (Co-Investors), L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) X

        (b)
--------------------------------------------------------------------------------
  3.    SEC Use Only

--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Insight Capital Partners IV (Co-Investors), L.P. is
        organized under the laws of the state of Delaware
--------------------------------------------------------------------------------
                   5.    Sole Voting Power

  Number of              54,331 shares of common Stock
                  --------------------------------------------------------------
   Shares          6.    Shared Voting Power

 Beneficially            0 shares of Common Stock
                  --------------------------------------------------------------
 Owned by Each     7.    Sole Dispositive Power

   Reporting             54,331 shares of Common Stock
                  --------------------------------------------------------------
  Person With      8.    Shared Dispositive Power

                         0 shares of Common Stock
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        54,331 shares of Common Stock
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)

--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (11)

        .1%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP No. 300867



         ITEM 1.

                  a. The name of the issuer is Exchange Applications (the "Issuer")

                  b. The principal executive office of the Issuer is located at 89 South Street, Boston, MA 02111

         ITEM 2.

                  a.       Insight Capital Partners IV, L.P.
                           Insight Capital Partners IV (Co-Investors), L.P. Insight Capital Partners (Cayman) IV, L.P. Insight Capital Partners IV (Fund B), L.P.

         See additional information contained in Exhibit 2(a) attached hereto and incorporated herein by reference.

                  b.       527 Madison Avenue, 10th Floor, New York, NY 10022

                  c.       Delaware

                  d. The class of securities to which the statement relates is Common Stock, issuable upon (i) the conversion of the Series A Convertible Redeemable Preferred Stock, $.001 par value per share (the "Series A Preferred Stock") and (ii) the exercise of warrants to purchase Common Stock.

                  e.       The CUSIP Number is 300867

         ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR SECTIONS 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

       N/A

         ITEM 4. OWNERSHIP

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  a.       Amount Beneficially Owned:

            Insight Capital Partners IV, L.P.:                    6,310,785
            Insight Capital Partners IV (Cayman), L.P.:             867,392
            Insight Capital Partners (Cayman) IV, L.P.:             999,008
            Insight Capital Partners IV (Co-Investors), L.P.:        54,331

                  b.       Percentage of Class:


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CUSIP No. 300867

            Insight Capital Partners IV, L.P.:                      15.0%
            Insight Capital Partners IV (Cayman Fund B), L.P.:       2.1%
            Insight Capital Partners (Cayman Fund B) IV, L.P.:       2.4%
            Insight Capital Partners IV (Co-Investors), L.P.:         .1%
                                                                   -----
            Aggregate:                                              19.6%

                  c.       Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

            Insight Capital Partners IV, L.P.:                    6,310,785
            Insight Capital Partners IV (Cayman), L.P.:             867,392
            Insight Capital Partners (Cayman) IV, L.P.:             999,008
            Insight Capital Partners IV (Co-Investors), L.P.:        54,331

                           (ii)     Shared power to vote or direct the vote:

            Insight Capital Partners IV, L.P.:                     0
            Insight Capital Partners IV (Cayman Fund B), L.P.:     0
            Insight Capital Partners (Cayman) IV, L.P.:            0
            Insight Capital Partners IV (Co-Investors), L.P.:      0

                           (iii)    Sole power to dispose or direct the
                                    disposition of:

            Insight Capital Partners IV, L.P.:                    6,310,785
            Insight Capital Partners IV (Cayman), L.P.:             867,392
            Insight Capital Partners (Cayman) IV, L.P.:             999,008
            Insight Capital Partners IV (Co-Investors), L.P.:        54,331

                           (iv) Shared power to dispose or direct the disposition of:

            Insight Capital Partners IV, L.P.:                     0
            Insight Capital Partners IV (Cayman Fund B), L.P.:     0
            Insight Capital Partners (Cayman) IV, L.P.:            0
            Insight Capital Partners IV (Co-Investors), L.P.:      0


         ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        N/A

         ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
           PERSON.

        N/A


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
CUSIP No. 300867

         ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        N/A

         ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        N/A

         ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        N/A

         ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 300867

                                 EXHIBIT 2(a)

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by each of Insight Capital Partners IV, L.P. a Delaware limited partnership ("Insight Partners"), Insight Capital Partners IV (Co-Investors), L.P., a Delaware limited partnership ("Insight Co-Investors"), Insight Capital Partners (Cayman) IV, L.P. a Cayman Islands limited partnership ("Insight Cayman"), and Insight Capital Partners IV (Fund
B), L.P. a Delaware limited partnership ("Insight Fund B"). The executive offices of each of the above funds is 680 5th Avenue, New York, New York 10022.

         The general partner of each of Insight Partners, Insight Co-Investors, Insight Cayman and Insight Fund B (together "Insight IV") is Insight Venture Associates IV, L.L.C., a Delaware limited liability company ("Insight Venture"), whose executive office is located at the same address as Insight IV. Insight Venture is managed by Managing Directors who are William Doyle, Jeffrey Horing, Peter Sobiloff, Jerry Murdock, Deven Parekh and Roel Pieper (the "Managing Directors"). Jeffrey Horing is the sole member of Insight Venture. The executive offices of each of Messrs. Doyle, Maxwell, Horing, Sobiloff, Murdock, Parekh and Pieper are located at 680 5th Avenue, New York, New York, 10022.

         Insight Cayman has two general partners, Insight Venture and Insight Venture Associates (Cayman) IV, a Cayman Islands Company ("Insight Venture Cayman"). Insight Venture Cayman has no control over the investment policy of Insight Cayman. The principal executive offices of Insight Venture Cayman are located at the same address as Insight IV.

         Each of the Managing Directors is a citizen of the United States of America and each of their principal occupations is being a Managing Director of Insight Venture.


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
CUSIP No. 300867


                                        INSIGHT CAPITAL PARTNERS IV, L.P.

                                        By:  Insight Venture Associates IV,
                                             L.L.C., its General Partner


                                        By:  /s/     Deven Parekh
                                             -----------------------------------
                                        Name: Deven Parekh
                                        Title: Managing Member, Insight Venture
                                        Associates IV, L.L.C.

                                        Date: June 30, 2001

                                        INSIGHT CAPITAL PARTNERS IV
                                        (CO-INVESTORS), L.P.

                                        By:  Insight Venture Associates IV,
                                             L.L.C., its General Partner

                                        By:  /s/ Deven Parekh
                                             -----------------------------------
                                        Name: Deven Parekh
                                        Title: Managing Member, Insight Venture
                                        Associates IV, L.L.C.

                                        Date: June 30, 2001

                                        INSIGHT CAPITAL PARTNERS IV (FUND
                                        B), L.P.

                                        By:  Insight Venture Associates IV,
                                             L.L.C., its General Partner

                                        By:  /s/ Deven Parekh
                                             -----------------------------------
                                        Name: Deven Parekh
                                        Title: Managing Member, Insight Venture
                                        Associates IV, L.L.C.

                                        Date: June 30, 2001

CUSIP No. 300867


                                        INSIGHT CAPITAL PARTNERS (CAYMAN)
                                        IV, L.P.

                                        By:  Insight Venture Associates,
                                             IV, L.L.C., its General Partner

                                        By:  /s/ Deven Parekh
                                             -----------------------------------
                                        Name: Deven Parekh
                                        Title: Managing Member, Insight
                                               Venture Associates IV, L.L.C.

                                        Date: June 30, 2001


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